Filed Pursuant to Rule 433

Registration No. 333-190509 and Registration No. 333-190509-01

September 3, 2014

PRICING TERM SHEET

Abbey National Treasury Services plc

U.S.$1,000,000,000 2.350% Notes due 2019

fully, unconditionally and irrevocably guaranteed by

Santander UK plc

Issuer:	Abbey National Treasury Services plc

Guarantor:	Santander UK plc

Expected Issue Ratings:	A2 (neg) (Moody’s) / A (neg) (S&P) / A (stable) (Fitch)*

Status:	Senior, Unsecured

Offering Format:	SEC-Registered

Form of Notes:	Registered Global Note

Aggregate Principal Amount:	$1,000,000,000

Trade Date:	September 3, 2014

Settlement/Issue Date:	September 10, 2014, which is the fifth Business Day after the Trade Date

Maturity Date:	September 10, 2019

Interest Rate:	2.350% per annum (semi annual)

Interest Payment Dates:	Every March 10 and September 10 and on the Maturity Date, commencing on March 10, 2015 and ending on the Maturity Date

Business Day:

Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.

Business Day Convention:	Following Business Day Convention, unadjusted

Day Count Fraction:	30/360

Benchmark Treasury:	T 1.625% due August 31, 2019

Benchmark Yield:	1.686%

Spread to Benchmark:	T+75bps

Re-offer Yield:	2.436%

Price to Public:	99.597%

Underwriting Discount:	0.350%

All-in Price:	99.247%

Net Proceeds (before expenses):	$992,470,000

All-in Yield:	2.511%

Agreement with Respect to the Exercise of UK Bail-in Power

By its acquisition of the notes, each holder of the notes (including each beneficial owner) acknowledges, agrees to be bound by and consents to the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) that may result in (i) the cancellation, write-down or reduction of all, or a portion, of the principal amount of, or interest on, the notes (including by way of variation of the notes) and/or (ii) any other modification of the notes and/or (iii) the conversion of all, or a portion, of the principal amount of, or interest on, the notes into our or another person’s shares or other securities or other obligations to give effect to the exercise by the relevant UK resolution authority of such UK bail-in power, and the rights of the holders of the notes will be subject to the provisions of any UK bail-in power which are expressed to implement such a reduction, write-down, cancellation, modification or conversion. In addition, by its acquisition of the notes, each holder of the notes (including each beneficial owner) acknowledges, agrees to be bound by and consents to the exercise of any UK bail-in power by the relevant UK resolution authority in relation to the guarantees of the notes.

For purposes of the notes, a “UK bail-in power” is any statutory power to effect a cancellation, write-down, reduction, modification and/or conversion of a liability existing from time to time under any laws, regulations, rules or requirements relating to the resolution of credit institutions (and banks), investment firms and certain banking group companies (including relevant parent undertakings, subsidiaries and/or certain affiliates of credit institutions, banks and investment firms), incorporated in the United Kingdom in effect and applicable to the issuer or any member of the Santander UK Group, including but not limited to the UK Banking Act 2009, as the same may be amended from time to time (whether pursuant to the UK Financial Services (Banking Reform) Act 2013 or otherwise), and any laws, regulations, rules or requirements in the UK which are adopted or enacted in order to implement Directive 2014/59/EU of the European Parliament and of the EU Council of May 15, 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms and amending Council Directive 82/891/EEC, and Directives 2001/24/EC, 2002/47/EC, 2004/25/EC, 2005/56/EC, 2007/36/EC, 2011/35/EU, 2012/30/EU and 2013/36/EU, and Regulations (EU) No 1093/2010 and (EU) No 648/2012 (the “RRD”), pursuant to which liabilities of a credit institution (or a bank), investment firm and certain banking group companies (including relevant parent undertakings, subsidiaries and/or certain affiliates of credit institutions, banks and investment firms) can be cancelled, written down, reduced, modified and/or converted into shares or other securities or obligations of the issuer or any other person (and a reference to the “relevant UK resolution authority” is to any authority with the ability to exercise a UK bail-in power).

Tax Redemption:

In the event of various tax law changes that require us to pay additional amounts and other limited circumstances as described in the prospectus, we may redeem all but not some of the notes prior to maturity.

Joint Book-Running Managers:	Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC, Santander Investment Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC

Paying Agent and Trustee	The Bank of New York Mellon

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Delivery:	DTC delivery free of payment

ISIN:	US002799AQ76

CUSIP:	002799 AQ7

Expected Listing:	New York Stock Exchange

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  The ratings are subject to revision or withdrawal at any time by Moody’s, S&P or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

Abbey National Treasury Services plc and Santander UK plc have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Abbey National Treasury Services plc and Santander UK plc have filed with the SEC for more complete information about Abbey National Treasury Services plc, Santander UK plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Abbey National Treasury Services plc, Santander UK plc, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 800-503-4611, Morgan Stanley & Co. LLC toll free at 866-718-1649, Santander Investment Securities Inc. collect at 212-407-7822, UBS Securities LLC toll free at 877-827-6444, ext. 561 3884 and Wells Fargo Securities, LLC toll free at 800-326-5897.